FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer
                    pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                           For the period 28 June 2004


                                Cookson Group plc

                          265 Strand, London, WC2R 1BD


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

               Form 20-F    X                     Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
                    Yes                                  No      X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-]

Exhibit No.

1. Holding(s) in Company dated 2 June 2004
2. Holding(s) in Company dated 3 June 2004
3. Holding(s) in Company dated 14 June 2004
4. Board Changes dated 15 June 2004
5. Director Shareholding dated 24 June 2004

Exhibit No.1


                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES


1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

STANDARD LIFE GROUP

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

VIDACOS NOMINEES

5) Number of shares/amount of stock acquired


N/A



6) Percentage of issued class


N/A

7) Number of shares/amount of stock disposed


1,400,000


8) Percentage of issued class

0.07%



9) Class of security

ORDINARY SHARES OF 1 PENCE EACH

10) Date of transaction

1 JUNE 2004

11) Date company informed

2 JUNE 2004

12) Total holding following this notification

55,545,530 SHARES

13) Total percentage holding of issued class following this notification

2.93%

14) Any additional information

N/A



15) Name of contact and telephone number for queries


RACHEL FELL, DEPUTY COMPANY SECRETARY, COOKSON GROUP PLC - TEL: 020 7061 6562



16) Name and signature of authorised company official responsible for making this notification


RACHEL FELL, DEPUTY COMPANY SECRETARY, COOKSON GROUP PLC


Date of notification: 2 JUNE 2004

Exhibit No.2

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES


1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

BARCLAYS PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them



BARCLAYS PRIVATE BANK AND TRUST LIMITED (15,600 SHARES)


BARCLAYS GLOBAL INVESTORS LIMITED (59,650,722 SHARES)


BARCLAYS GLOBAL INVESTORS N.A. (24,431,662 SHARES)


BARCLAYS GLOBAL FUND ADVISORS (618,457 SHARES)


BARCLAYS GLOBAL INVESTORS AUSTRALIA LIMITED (840,400 SHARES)


GERRARD LIMITED (335,910 SHARES)


BARCLAYS LIFE ASSURANCE CO LIMITED (2,639,740) SHARES



5) Number of shares/amount of stock acquired

NOT DISCLOSED

6) Percentage of issued class

NOT DISCLOSED

7) Number of shares/amount of stock disposed

N/A



8) Percentage of issued class

N/A



9) Class of security

ORDINARY SHARES OF 1 PENCE EACH

10) Date of transaction

28 MAY 2004


11) Date company informed

3 JUNE 2004

12) Total holding following this notification

88,532,491 SHARES


13) Total percentage holding of issued class following this notification

4.67%


14) Any additional information


15) Name of contact and telephone number for queries


RACHEL FELL, DEPUTY SECRETARY, COOKSON GROUP PLC - 020 7061 6562

16) Name and signature of authorised company official responsible for making this notification



RACHEL FELL, DEPUTY SECRETARY, COOKSON GROUP PLC


Date of notification: 3 JUNE 2004

Exhibit No.3

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

FMR Corp. & FIDELITY INTERNATIONAL LIMITED

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTEREST

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


REGISTERED NAME                       MANAGEMENT COMPANY                                     NUMBER OF SHARES

CHASE NOMINEES LTD.                   FIDELITY INVESTMENT SERVICES LTD.                         83,082,342

CHASE MANHATTAN BANK LONDON           FIDELITY INVESTMENT SERVICES LTD.                         10,758,002

RBS TRUST BANK                        FIDELITY PENSION MANAGEMENT                                754,695

BT GLOBENET NOMINEES LTD.             FIDELITY PENSION MANAGEMENT                                245,180

CITIBANK                              FIDELITY PENSION MANAGEMENT                                515,380

CHASE NOMINEES LTD.                   FIDELITY PENSION MANAGEMENT                               7,951,533

BANK OF NEW YORK LONDON               FIDELITY PENSION MANAGEMENT                               1,846,140

NORTHERN TRUST                        FIDELITY PENSION MANAGEMENT                               2,202,245

HSBC CLIENT HOLDINGS NOMINEE (UK)     FIDELITY PENSION MANAGEMENT                                481,594
LIMITED

BANKERS TRUST                         FIDELITY INTERNATIONAL LIMITED                             292,500

RBS TRUST BANK                        FIDELITY INTERNATIONAL LIMITED                            6,982,540

CITIBANK                              FIDELITY INTERNATIONAL LIMITED                             367,120

CHASE NOMINEES LTD                    FIDELITY INTERNATIONAL LIMITED                            14,463,252

HSBC CLIENT HOLDINGS NOMINEE (UK)     FIDELITY INTERNATIONAL LIMITED                            71,165,880
LIMITED

CHASE MANHATTAN BANK LONDON           FIDELITY INTERNATIONAL LIMITED                            3,237,216

DEUTSCHE BANK                         FIDELITY INTERNATIONAL LIMITED                            1,441,330

BANK OF NEW YORK LONDON               FIDELITY INTERNATIONAL LIMITED                            9,040,686

NORTHERN TRUST                        FIDELITY INTERNATIONAL LIMITED                            3,721,613

BANK OF NEW YORK BRUSSELS             FIDELITY INTERNATIONAL LIMITED                             883,400

STATE STREET BANK & TRUST             FIDELITY INTERNATIONAL LIMITED                            2,049,340

MELLON BANK
                                      FIDELITY INTERNATIONAL LIMITED                             445,000



5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

15,976,923

8) Percentage of issued class

0.84%

9) Class of security

ORDINARY SHARES OF 1 PENCE EACH

10) Date of transaction

NOT DISCLOSED

11) Date company informed

14 JUNE 2004

12) Total holding following this notification

221,926,988 SHARES

13) Total percentage holding of issued class following this notification

11.71%

14) Any additional information

15) Name of contact and telephone number for queries

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC -
TEL: 020 7061 6565

16) Name and signature of authorised company official responsible for making this notification

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC

Date of notification: 14 JUNE 2004

Exhibit No.4


15 June 2004


COOKSON GROUP ANNOUNCES BOARD CHANGES


Nick Salmon appointed as Group Chief Executive

Cookson Group plc, the leading international materials technology company, announces the appointment of Mr. Nick Salmon as Group Chief Executive, with effect from 19 July 2004.

Mr. Salmon, 52, has extensive corporate and commercial experience, having held leadership positions within major international organisations over many years. He has spent a major part of his career at Alstom SA, the global energy and transport infrastructure group, and at Babcock International plc, the engineering services group, where he was Chief Executive from 1993 to 1997.

Most recently, from 2001 until March of this year he was Executive Vice President of Alstom SA which at its peak had revenues of EUR23bn and employed 118,000 people in over 70 countries. As a member of the three-person Executive Central Management team alongside the Chairman and Chief Executive Officer and the Chief Financial Officer, his responsibilities included strategy, mergers and acquisitions, communications and the worldwide marketing and sales network.

From 1997 to 2001 Mr. Salmon was Executive Vice President of ABB Alstom Power, a EUR10bn revenue business with 55,000 employees, and President of Alstom's Energy Sector, a EUR4bn revenue business with 25,000 employees.

During his tenure as Chief Executive of Babcock International plc from 1993 to 1997, he led a major restructuring exercise, resulting in the repositioning of Babcock as a focused support services company. He was responsible for the sale of Babcock Energy to Mitsui Corporation and for the acquisitions of the Rosyth Royal Dockyards and the British Rail maintenance businesses.

Prior to joining Babcock, he held senior management positions at GEC and GEC Alsthom in the UK and France, and previously spent eleven years with China Light & Power Co. Ltd in Hong Kong.

A summary of Mr. Salmon's career history is set out in the Notes to Editors.

On 5 May 2004, Cookson announced that Stephen Howard intended to relinquish the role of Group Chief Executive, after the identification and appointment of a successor. Mr. Howard will step down as Chief Executive on 19 July, and will continue as an executive Director to assist with the transition of responsibilities. He will leave the company at the end of the year.

Bob Beeston, Chairman of Cookson, said:

"Nick Salmon brings all the attributes that we are seeking for the role of Chief Executive, and we are delighted to welcome him to Cookson. He has very extensive international experience at a corporate and strategic level, as well as on the operational front. He has good first hand experience of the Asia-Pacific region, our most important growth market, and he has established a reputation as an excellent leader of people.


"After three years of very difficult trading, Cookson is now clearly and firmly on the recovery path, and we are delighted that Nick will be leading the company in the next stage of its development.

"For the fact that Cookson is now in excellent competitive shape, Stephen Howard must take considerable credit. We are very grateful to him for his significant contribution to Cookson over many years, seven of them as Group Chief Executive. On behalf of the Board, I wish him well in the future."

Jan Pieter Oosterveld appointed as Non-executive Director

Cookson Group plc also announces the appointment of Mr. Jan Pieter Oosterveld as a Non-executive Director, with immediate effect.

Mr. Oosterveld spent his career at Royal Philips Electronics, one of the world's largest electronics companies. Until his retirement in March of this year, he was a member of the Group Management Committee with responsibility for corporate strategy, corporate alliances, CEO of Philips Asia Pacific, Chairman of the Board of Directors of LG.Philips LCD Seoul, South Korea and Vice-Chairman of the Supervisory Board of LG.Philips Displays NV, Hong Kong.

Prior to that, he held a series of senior operational management roles, latterly as one of the Managing Directors of the Components Division and General Manager of the 'Key Modules' Business Group. He also held responsibility for manufacturing and research and development in the Video Recorders Business Group of the Consumer Electronics Division.

Mr. Oosterveld is a Non-executive Director of Continental AG, the German automotive systems and components supplier, Crucell N.V., the Dutch biotechnology company, Barco N.V., the Belgian display systems company and Atos Origin S.A., the French-based IT services provider.

Bob Beeston, Chairman of Cookson, said:

"Jan Oosterveld is an immensely experienced executive who has held a number of senior roles within one of the world's largest electronics multinational groups.

"He has extensive experience in Asia which will be of particular benefit to Cookson. In his last role as head of Corporate Strategy he was the architect of the refocusing and revitalisation of Philips and this, together with his previous responsibility for research and development, means that he will bring an excellent set of strategic skills to the Board.

"I am delighted that he has agreed to join the Board."

There are no other disclosures required in respect of either Mr. Salmon or Mr. Oosterveld under paragraph 6.F.2 (b) to (g) of the Listing Rules.

Shareholder/analyst enquiries:                   Robert Beeston, Chairman
                                                 020 7061 6500

Media enquiries:                                 John Olsen, Hogarth Partnership
                                                 020 7357 9477


Notes to Editors

About Cookson Group

Cookson Group is a leading materials technology company which provides materials, processes and services to customers worldwide. The Group's operations are formed into three divisions - Electronics, Ceramics and Precious Metals. The Electronics division is a leading manufacturer and supplier of materials and services to the electronics industry, primarily serving fabricators and assemblers of printed circuit boards, assemblers of semiconductor packaging and the electrical and industrial markets. The Ceramics division is the world leader in the supply of advanced flow control and refractory products and systems to the iron and steel industry and is also a leading supplier of refractory lining materials for iron and steelmaking and other industrial processes. The Precious Metals division is a leading supplier to the jewellery industry of fabricated precious metals products.

Headquartered in London, Cookson employs over 15,600 people in more than 35 countries and sells its products in over 100 countries.

Nick Salmon - Career History

2001 - 2004:           ALSTOM SA (Paris)
                       Executive Vice President
1999 - 2001:           ABB ALSTOM Power (Brussels)
                       Executive Vice President
1997 - 1999:           Alstom SA (Paris)
                       President, Energy Sector
1993 - 1997:           Babcock International Group Plc (UK)
                       Chief Executive
1988 - 1993:           GEC & GEC ALSTHOM (UK & France)
                       GM, Power Station Projects Division
                       Deputy MD, Power Plants Division
                       Deputy MD, Gas Turbine & Diesel Division
1977 - 1988:           China Light & Power Ltd (Hong Kong)
                       Project Manager, Generation Projects
1973 - 1978:           Central Electricity Generating Board (UK)
                       Project Engineer

Exhibit No.5


24 June 2004
Directors' Shareholdings
Cookson Group plc

In accordance with the rules of the Cookson Group Long-Term Incentive Plan 2004 (the "Plan") the following Executive Directors of Cookson Group plc have received an allocation of Performance Shares under the Plan. The Plan was approved at the Company's AGM held on 14 May 2004.

The following Performance Shares were allocated to Executive Directors on 24 June 2004, based upon the mid-market closing price for shares in Cookson Group plc on 23 June 2004, of 42.25 pence.

Director                                            Performance Shares
G C Cozzani                                         559,147
S L Howard                                          1,104,900
D H Millard                                         579,882

Awards under the Plan will normally vest on or shortly after the third anniversary of the award date. The proportion of an award that vests will be subject to the attainment of certain performance conditions relating to the performance of the Company over the three financial years to which the award relates. Furthermore, the award to Mr Howard will vest on a pro-rata basis based upon the proportion of time he has participated in the Plan.

A summary of the Plan is included in the 2003 Annual Report and the Notice of Meeting for the 2004 AGM. Both of these documents can be accessed via the website of Cookson Group plc at : www.cooksongroup.co.uk

As a result of these allocations of Performance Shares, the revised share and option interests of the respective Directors in the shares of Cookson Group plc are as follows:-



Director                  Performance Shares        Existing Shareholdings    Existing Share Options    Deferred Shares allocated
                          allocated under the 2004                                                      under the 2001-2003
                          Long-Term Incentive Plan                                                      Mid-Term Incentive Plan
G C Cozzani               559,147                   158,028                   3,338,758                 151,338
S L Howard                1,104,900                 713,976                   7,814,881                 304,422
D H Millard               579,882                   399,999                   3,621,598                 149,322


Cookson Group plc
265 Strand
London WC2R 1DB
Tel: +44 (0) 20 7061 6500
Fax: +44 (0) 20 7061 6600
Web: www.cooksongroup.co.uk



                                                   SIGNATURE
                                                   Cookson Group plc



                                                   By:________________
                                                   Rachel Fell
                                                   Assistant Company Secretary


                                                   Date: 28 June 2004